Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of March 31, 2025 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. and its subsidiaries, including the condensed consolidated interim statement of financial position as of March 31, 2025 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for this interim period in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter - “IAS 34”), and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters which may have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

May 20, 2025

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin
 Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

May 20, 2025

To

The Board of Directors of

OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of May 20, 2025 on the Company’s condensed consolidated financial information as of March 31, 2025 and for the three-month period ended on that date.

(2)
Independent auditors’ special report of May 20, 2025 on the Company’s separate interim financial information in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 as of March 31, 2025 and for the three-month period then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	837	838	962
Trade receivables	286	248	293
Other receivables and debit balances	83	394	90

Total current assets	1,206	1,480	1,345

Non‑current assets

Long-term restricted deposits and cash	61	58	60
Long-term receivables and debit balances	160	240	162
Investments in associates	5,715	2,577	5,320
Long-term derivative financial instruments	41	58	44
Property, plant & equipment	4,198	6,395	4,238
Right‑of‑use assets and deferred expenses	648	627	637
Intangible assets	264	1,145	261

Total non‑current assets	11,087	11,100	10,722

Total assets	12,293	12,580	12,067

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	85	164	82
Current maturities of debt from non‑controlling interests	13	29	14
Current maturities of debentures	235	201	212
Trade payables	276	267	213
Payables and credit balances	203	409	123

Total current liabilities	812	1,070	644

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,274	2,898	2,150
Long-term debt from non-controlling interests	495	442	500
Debentures	1,537	1,743	1,663
Long-term lease liabilities	29	200	31
Long-term derivative financial instruments	-	49	-
Other long‑term liabilities	11	414	115
Deferred tax liabilities	564	490	543

Total non-current liabilities	4,910	6,236	5,002

Total liabilities	5,722	7,306	5,646

Equity

Share capital	3	2	3
Share premium	3,997	3,210	3,993
Capital reserves	567	543	532
Retained earnings	290	131	224

Total equity attributable to the Company’s shareholders	4,857	3,886	4,752

Non‑controlling interests	1,714	1,388	1,669

Total equity	6,571	5,274	6,421

Total liabilities and equity	12,293	12,580	12,067

Yair Caspi	Giora Almogy	Ana Bernstein Schwartzman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: May 20, 2025

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from sales and provision of services	660	638	2,779
Cost of sales and services (excluding depreciation and amortization)	(501)	(430)	(1,931)
Depreciation and amortization	(62)	(74)	(317)

Gross income	97	134	531

Share in profits of associates	138	72	166
Compensation for loss of income	-	26	44
General and administrative expenses	(54)	(61)	(263)
Business development expenses	(3)	(12)	(45)
Gain on loss of control in the US Renewable Energies Segment	-	-	259
Other expenses, net	(11)	(56)	(56)

Operating profit	167	103	636

Finance expenses	(59)	(76)	(339)
Finance income	12	15	87
Loss from extinguishment of financial liabilities	-	-	(49)

Finance expenses, net	(47)	(61)	(301)

Profit before taxes on income	120	42	335

Expenses for income tax	(27)	(27)	(138)

Profit for the period	93	15	197

Attributable to:
The Company’s shareholders	66	18	111
Non‑controlling interests	27	(3)	86

Profit for the period	93	15	197

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in NIS)	0.26	0.08	0.46

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

 OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	93	15	197

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(4)	18	42
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	-	(2)	(11)
Group’s share in other comprehensive income (loss) of associates, net of tax	(60)	(61)	13
Foreign currency translation differences in respect of foreign operations	109	65	(8)
Tax on other comprehensive income items	(6)	(4)	(6)

Other comprehensive income for the period, net of tax	39	16	30

Total comprehensive income for the period	132	31	227

Attributable to:
The Company’s shareholders	104	37	121
Non‑controlling interests	28	(6)	106
Comprehensive income for the period	132	31	227

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended March 31, 2025

Balance as of January 1, 2025	3	3,993	247	49	236	224	4,752	1,669	6,421

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	16	16
Share-based payment	-	-	1	-	-	-	1	-	1
Exercised and expired options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	1	1
Other comprehensive income (loss) for the period, net of tax	-	-	-	(41)	79	-	38	1	39
Profit for the period	-	-	-	-	-	66	66	27	93

Balance as of March 31, 2025	3	3,997	244	8	315	290	4,857	1,714	6,571

For the three-month period ended March 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Share-based payment	-	-	1	-	-	-	1	-	1
Exercised options and RSUs	*-	*-	*-	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(30)	49	-	19	(3)	16
Profit (loss) for the period	-	-	-	-	-	18	18	(3)	15

Balance as of March 31, 2024	2	3,210	249	(5)	299	131	3,886	1,388	5,274

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Issuance of shares (less issuance expenses)	1	779	-	-	-	-	780	-	780
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	175	175
Share-based payment	-	-	7	-	-	-	7	1	8
Exercised and expired options and RSUs	*-	4	(4)	-	-	-	-	-	-
Other	-	-	(4)	-	-	-	(4)	(7)	(11)
Other comprehensive income for the year, net of tax	-	-	-	24	(14)	-	10	20	30
Profit for the year	-	-	-	-	-	111	111	86	197

Balance as of December 31, 2024	3	3,993	247	49	236	224	4,752	1,669	6,421

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	93	15	197
Adjustments:
Depreciation and amortization	66	77	333
Diesel fuel consumption	4	4	12
Finance expenses, net	47	61	301
Expenses for income tax	27	27	138
Share in profits of associates	(138)	(72)	(166)
Other expenses, net	11	56	56
Gain on loss of control in the US Renewable Energies Segment	-	-	(259)
Share-based payment transactions	(1)	6	35
	109	174	647

Changes in trade and other receivables	18	39	(64)
Changes in trade payables, service providers, payables and other long-term liabilities	47	32	14
	65	71	(50)

Dividends received from associates	59	18	235
Revenues taxes paid	-	-	(67)

Net cash provided by operating activities	233	263	765

Cash flows used for investing activities

Interest received	11	7	35
Investment in associates (see Note 10)	(278)	(10)	(737)
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(48)	(254)	(1,260)
Loss of control in the US Renewable Energies Segment	-	-	134
Proceeds for repayment of partnership capital from associates	-	-	95
Other	1	10	21

Net cash used for investing activities	(314)	(247)	(1,712)

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses	-	-	780
Proceeds of debenture issuance, less issuance expenses	-	198	198
Receipt of long-term loans from banking corporations and financial institutions, net	150	33	1,951
Receipt of long-term debt from non-controlling interests	5	13	104
Investments by holders of non-controlling interests in equity of subsidiary	16	-	175
Change in short term loans from banking corporations, net	(2)	(203)	(204)
Tax equity partner’s investment in US-based renewable energy projects	-	-	152
Interest paid	(58)	(66)	(228)
Repayment of long-term loans from banking corporations and others	(22)	(62)	(1,755)
Repayment of long-term loans from non-controlling interests	(29)	(9)	(76)
Repayment of debentures	(106)	(96)	(193)
Other	(2)	(5)	(13)
Net cash provided by (used for) financing activities	(48)	(197)	891

Net decrease in cash and cash equivalents	(129)	(181)	(56)

Balance of cash and cash equivalents of the beginning of period	962	1,007	1,007

Effect of exchange rate fluctuations on cash and cash equivalent balances	4	12	11

Balance of cash and cash equivalents as of the end of the period	837	838	962

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 1 - GENERAL

Reporting Entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the reporting period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2024 (hereinafter - the “Annual Financial Statements”).

The financial data of the US Renewable Energy Segment were consolidated in the Company's consolidated financial statements until the completion date of the transaction to bring in a new equity partner into CPV Renewable in November 2024, as described in Note 23E to the Annual Financial Statements. As of that date, the financial data of this segment are presented in accordance with the equity method.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 - “Interim Financial Reporting” (hereinafter – “IAS 34”) and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on May 20, 2025.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, revenue and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter - the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand to electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 4 - SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the three-month period ended March 31, 2025
	Israel	Energy Transition in the US	US Renewable Energies	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	526	779	45	89	(779)	660

EBITDA after proportionate consolidation	137	277	27	(8)	(304)	129

Adjustments:
Share in profits of associates						138
General and administrative expenses at the US headquarters (not attributed to US segments)						(17)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(6)
Total EBITDA						244

Depreciation and amortization						(66)
Finance expenses, net						(47)
Other expenses, net						(11)
						(124)

Profit before taxes on income						120

Expenses for income tax						(27)

Profit for the period						93

	For the three-month period ended March 31, 2024
	Israel	Energy Transition in the US	US Renewable Energies	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	532	518	60	21	(493)	638

EBITDA after proportionate consolidation	170	166	28	(9)	(168)	187

Adjustments:
Share in profits of associates						72
General and administrative expenses at the US headquarters (not attributed to US segments)						(20)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(3)
Total EBITDA						236

Depreciation and amortization						(77)
Finance expenses, net						(61)
Other expenses, net						(56)
						(194)

Profit before taxes on income						42

Expenses for income tax						(27)

Profit for the period						15

1          For a definition of EBITDA following proportionate consolidation, see Note 25 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 4 - SEGMENT REPORTING (cont.)

	For the year ended December 31, 2024
	Israel	Energy Transition in the US	US Renewable Energies	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,312	1,796	228	145	(1,702)	2,779

EBITDA after proportionate consolidation	639	588	112	(22)	(608)	709

Adjustments:
Share in profits of associates						166
General and administrative expenses at the US headquarters (not attributed to US segments)						(89)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(20)
Total EBITDA						766

Depreciation and amortization						(333)
Finance expenses, net						(301)
Gain on loss of control in the US Renewable Energies Segment						259
Other expenses, net						(56)
						(431)

Profit before taxes on income						335

Expenses for income tax						(138)

Profit for the year						197

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
In NIS million	(Unaudited)		(Audited)

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	282	300	1,368
Revenues from energy sales to the System Operator and other suppliers	50	46	165
Revenues for capacity services	33	42	171
Revenues from the sale of energy to the System Operator, at cogeneration tariff	18	19	83

Revenues from sale of steam in Israel	15	17	57
Other revenues in Israel	-	7	23

Total income from sale of energy and others in Israel (excluding infrastructure services)	398	431	1,867

Revenues from private customers for infrastructure services	128	101	445

Total income in Israel	526	532	2,312

Revenues from sale of electricity from renewable energy (*)	-	56	195
Revenues from sale of retail electricity and others	134	50	272

Total income in the USA	134	106	467

Total income	660	638	2,779

(*)  For details regarding loss of control, deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Banking financing agreement in OPC Israel

During the Reporting Period, OPC Israel (hereinafter - the “Borrower”) entered into a financing agreement with Israel Discount Bank Ltd. for the extension of a loan in the total amount of NIS 300 million, which shall be used to finance the Borrower’s activity, as defined by the financing agreement, including repayment of shareholder loans and/or dividend distribution. In February 2025, NIS 150 million out of the loan amount was advanced, which was used to repay shareholder loans (it is noted that the Company has used some of it to repay debentures). The remaining balance of the loan is expected to be withdrawn no later than the second half of 2025. The loan was received under conditions similar to those of the Borrower’s other corporate financing agreements in Israel, detailed in Section 14B1 to the Annual Financial Statements, including, among other things, the principal repayment terms, interest terms, collateral and pledges provided, restrictions and undertakings, conditions for distribution and compliance with financial covenants.

2.	Short-term credit facilities from Israeli banking corporations:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations in effect as of various dates during the second half of 2025. For details regarding the terms and conditions of the credit facilities, see Note 14B2 to the Annual Financial Statements. Following is information regarding the amounts of the facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date (1)

The Company	300	-
OPC Israel	300	2
The Company for CPV Group (2)	Approx. 174 (USD 20 million and NIS 100 million)	92
CPV Group(2)	Approx. 279 (USD 75 million)	219
Total	1,053	313

(1)	Mostly for the purpose of letters of credit and bank guarantees.

(2)	The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. NIS 332 million and in the USA - totaling approx. NIS 114 million (guaranteed by the Company). The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

3.	On May 18, 2025, Midroog has set an initial rating of A1.il with a stable outlook for the Company and its debentures.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As of March 31, 2025	As of December 31, 2024
	NIS million	NIS million

In respect of operating projects in Israel (Rotem, Hadera, Zomet and Gat) (1)	159	249
For projects under construction and development in Israel (Sorek 2 and consumers’ premises)	74	74
In respect of the filing of a bid in the Sorek tender (2)	50	100
In respect of virtual supply activity in Israel (3)	69	21
In respect of operating projects in the US Renewable Energies Segment*	45	22
In respect of projects under construction and development in the USA (CPV Group) (4)*	380	339
Total	777	805

* Out of the Company's facilities or guaranteed by the Company.

(1)
The decrease arises mainly from the release of a bank guarantee provided by OPC Israel for Zomet in favor of ILA totaling NIS 67 million (for further details, see Note 10B5 to the Annual Financial Statements).

(2)	The decrease arises from a decrease in bank guarantee provided by OPC Israel in connection with the Sorek tender as described in Note 14C3 to the Annual Financial Statements.
(3)	The increase stems from an increase of the bank guarantee provided in favor of the System Operator in respect of the virtual supply activity.
(4)	The increase arises mainly from projects under construction in the Renewable Energy Segment.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of March 31, 2025:

Ratio	Required value - Series B	Required value - Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	5.2
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes - NIS 2.4 billion)
			Approx. NIS 4,857 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	73%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	53%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of March 31, 2025, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of March 31, 2025:

Financial covenants	Breach ratio	Actual value
Covenants applicable to OPC Israel with respect to the corporate financing agreements[2]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,324 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	42%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	3.6
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR (1)	1.10	1.10
Average expected DSCR (1)	1.10	1.61
LLCR (2)	1.10	1.53
Covenants applicable to the Company in connection with binding credit facilities with Israeli banking corporations[3]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 4,898 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	73%
The Company’s net debt to EBITDA ratio	Will not exceed 12	5.2

As of March 31, 2025, the Group companies comply with the said financial covenants.

2 OPC Israel has short-term bank credit facilities, which include financial covenants, which are not stricter than the abovementioned financial covenants.
3 The Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Equity compensation plans

1.	Following is information about allotments of offered securities in the reporting period:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in NIS million) (3)

Executives, March 2025	441	11.80	31.98	30.4%-34.5%	4.09%-4.15%	Approx. 5

(1) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(3) This amount will be recorded in profit and loss over the vesting period of each tranche.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements and include identical terms and conditions and provisions.

2.	In January 2025, approximately 184 thousand options awarded to the Chairman of the Board, Mr. Yair Caspi, expired.

3.	Subsequent to the report date, in April 2025, the Company’s CEO, Mr. Giora Almogy, exercised approx. 626 thousand options into approx. 3 thousand Company shares.

E.	Profit-sharing plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the plan’s fair value as of the report date totaled approx. NIS 128 million (approx. USD 34.5 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 29%, and a risk-free interest of 4.06%.

As of the report date, the Group recognized - out of the plan’s fair value and in accordance with the vesting period - a liability of approx. NIS 105 million, which was included in the Other payables and credit balances line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 7 - RELATED AND INTERESTED PARTIES

On May 18, 2025, Rotem - following approval of the Company's Board of Directors - entered into an agreement for the purchase of energy and capacity from Dead Sea Works Ltd. (hereinafter – "Dead Sea Works"), which - to the best of the Company's knowledge - is wholly-owned by ICL Group Ltd. The agreement is for a period ending on March 31, 2030 with the parties having an early termination option by giving a 12-month advance notice. As part of the agreement, Dead Sea Works undertook to provide Rotem with quantities of energy and capacity up to a maximum of 40 MWh, with a discount on the demand side management tariff (DSM Tariff), with Rotem undertaking to consume a certain annual quantity (Take or Pay), divided by seasons and demand hours clusters as agreed between the parties (hereinafter- “Minimum Annual Quantity").

In addition, the agreement includes generally accepted provisions in agreements for the purchase of energy and capacity, including, among other things, the purchase of electricity beyond the Minimum Annual Quantity in some of the demand hours clusters and beyond the maximum quantity regarding all hours, arrangements regarding the quantities of electricity purchased below the Minimum Annual Quantity, Dead Sea Works’ obligations to meet the minimum capacity rates, grounds for termination which are generally acceptable in agreements of this type alongside grounds for termination, which will establish for Rotem the right to compensation in accordance with the terms set out in the agreement.

The Company's Audit Committee determined that the abovementioned engagement does not constitute an extraordinary transaction, within the meaning of this term in the Companies Law, 1999, since such engagements are conducted in the Company's ordinary course of business, at fair market value, and are not likely to have a material effect on the Company's profitability, assets and liabilities.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 8 - FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted cash, trade receivables, other receivables, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of March 31, 2025
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	2,362	2,365
Loans from non‑controlling interests (Level 2)	508	507
Debentures (Level 1)	1,774	1,710
	4,644	4,582

	As of March 31, 2024
	Carrying value (*)	Fair value
In NIS million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	3,064	3,125
Loans from non‑controlling interests (Level 2)	471	479
Debentures (Level 1)	1,948	1,869
	5,483	5,473

	As of December 31, 2024
	Carrying value (*)	Fair value
In NIS million	(Audited)	(Audited)
Loans from banking corporations and financial institutions (Level 2)	2,234	2,237
Loans from non‑controlling interests (Level 2)	514	508
Debentures (Level 1)	1,891	1,805
	4,639	4,550

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 8 - FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using a valuation method.

The evaluation techniques and various levels were detailed in Note 21 to the annual financial statements.

	As of March 31		As of December 31
	2025	2024	2024
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2)	41	41	(*)44
Interest rate swaps (SOFR) (Level 2) (1)	-	30	-

Total	41	71	44

Financial liabilities
Derivatives used for hedge accounting
CPI swap contracts (Level 2)	(1)	(2)	(*)(1)
Interest rate swaps (SOFR) (Level 2) (1)	-	(3)	-
Electricity price hedge contracts (the US renewable energy segment) (Level 3) (1)	-	(51)	-

Total	(1)	(56)	(1)

(*) The nominal NIS-denominated discount rate range in the value calculations is 4.1%-4.5% and the real discount rate range is 0.8%-2.5%.

(1)
The balances as of March 31, 2024 are in respect of CPV Renewable. For details regarding deconsolidation and transition to the equity method in the fourth quarter of 2024 with respect to the investment in CPV Renewable, see Note 23E to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 9 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.	As of the report approval date there was no material change in the Company’s assessments regarding the Iron Swords War, compared to Note 1 to the Annual Financial Statements.

2.
In the three‑month periods ended March 31, 2025 and 2024 the Group purchased property, plant and equipment for a total of approx. NIS 17 million and approx. NIS 201 million, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 3 million and approx. NIS 13 million during these periods, respectively.

3.
For further details regarding developments in credit from banking corporations and others, debentures, credit ratings of the Company and its debentures, guarantees and equity in the reporting period and thereafter, see Note 6.

4.	For further details regarding developments in commitments with related parties and interested parties in the reporting period and thereafter, see Note 7.

B.
OPC Israel

Further to Note 10B4 to the Annual Financial Statements regarding a petition to the High Court of Justice on the Hadera 2 Project, in April 2025, a hearing was held on the conditional order instructing the government to explain its decision, following which the court proposed to weigh the possibility of the issue being rediscussed by the government while setting the schedule in this matter

C.	CPV Group

1.
Further to Note 24C to the Annual Financial Statements regarding an agreement to acquire a further 20% stake in the Shore Power Plant, such that subsequent to its completion, the holding stake will be approx. 89% - on April 1, 2025, the acquisition agreement was completed. At the transaction completion date, the CPV Group paid the seller a consideration amount that is immaterial to the Company, in addition to injecting the partner's share on Shore’s refinancing date during the first quarter of 2025, as detailed in Note 10 below. Most of the excess acquisition cost will be allocated to property, plant, and equipment. Given the interests of the remaining partner in the Shore Power Plant, the Company is expected to continue to account for its investment in Shore in accordance with the equity method

2.
Further to Note 23E to the Annual Financial Statements regarding the investment agreement in the US Renewable Energy Segment, a further total of approx. USD 50 million was invested in April 2025 by the Investor.

3.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the report approval date	As of March 31, 2025	As of December 31, 2024

Total investment undertakings and loan provision (a)	1,535	1,535	1,535
Utilization (b)	(1,510)	(1,480)	(1,455)
Balance of investment undertakings and loan provision	25	55	80

A.
Excluding an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects - each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million.

B.
In the reporting period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the partnership and advanced loans totaling approx. USD 19 million (approx. NIS 68 million) and approx. USD 6 million (approx. NIS 21 million), respectively.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these Condensed Consolidated Interim Financial Statements the condensed interim financial statements of Towantic, Shore, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the first quarter of 2025 by June 30, 2025.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.718 per USD.

The financial statements of the Material Associates are drawn up in accordance with US Generally Accepted Accounting Principles (US GAAP), which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Shore refinancing agreement

During the reporting period, Shore entered into a refinancing agreement,1 in accordance with the following main terms and conditions (hereinafter - the “New Refinancing Agreement”)

The scope of liabilities under the New Refinancing Agreement is approx. NIS 1.57 billion (USD 436 million), composed of approx. NIS 1.18 billion (approx. USD 325 million), a long-term loan (Term Loan B), as well as renewable and non-renewable credit facilities totaling approx. NIS 0.4 billion (approx. USD 111 million), including for the purpose of working capital and letters of credit. The loans’ final repayment date is February 4, 2032 and the final repayment date of the renewable credit facility is February 4, 2030. The pace and scope of the Term Loan B changes until the final repayment date, according to a combination of a mandatory amortization schedule (1% per year) and a leverage-based cash sweep repayment mechanism ranging from 75% to 100% in cash sweep. According to the New Refinancing Agreement, the interest rate on the loan is based on SOFR + a 3.75% spread.

The other key terms and conditions (grounds for repayment, collateral and additional terms and conditions) in the New Refinancing Agreement are similar in essence to those of the existing financing agreement and as accepted in agreements of this type, along with an adjustment to the requirement to hedge the minimum interest rate to 50% of the expected nominal balance of the loan for a three-year period as of the completion date of the New Refinancing Agreement and a requirement for a debt service coverage ratio of 1.10x for the 12 consecutive months. The requirement for a debt service coverage ratio is initially measured on December 31, 2025 (pro-rated) for a period as from the New Refinancing Agreement’s effective date and at the end of each subsequent calendar quarter. With respect to the completion of the New Refinancing Agreement, approx. NIS 288 million (approx. USD 80 million) was extended to Shore by all of its equity holders (hereinafter - the “Deleveraging Amount”), with CPV Group’s share (including in respect of the additional purchase as described in Note 9C1 above) in the Deleveraging Amount totaling approx. USD 71 million.

[4]	Non-recourse project financing, as accepted in agreements of this type.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore

Statement of Financial Position:

		As of March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	51	15,069	15,120
Restricted cash	D	19,434	(15,069)	4,365
Property, plant & equipment	A, C,G	556,343	(68,580)	487,763
Intangible assets	C	14,014	(14,014)	-
Right‑of‑use assets	E	86,869	132,203	219,072
Other assets	F	37,686	-	37,686

Total assets		714,397	49,609	764,006

Accounts payable and deferred expenses	A	13,692	(2,088)	11,604
Long-term lease liability	E	74,043	140,022	214,065
Other liabilities	H	345,093	10,466	355,559

Total liabilities		432,828	148,400	581,228

Partners’ equity	A, E,G	281,569	(98,791)	182,778

Total liabilities and equity		714,397	49,609	764,006

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	1,491	1,540
Restricted cash	D	3,641	(1,491)	2,150

Property, plant & equipment	A, C,G	576,973	(66,852)	510,121
Intangible assets	C	14,562	(14,562)	-
Right‑of‑use asset	E	88,568	139,068	227,636
Other assets	F	108,058	-	108,058

Total assets		791,851	57,654	849,505

Accounts payable and deferred expenses	A	21,119	(1,599)	19,520

Other liabilities	E	534,201	152,008	686,209

Total liabilities		555,320	150,409	705,729

Partners’ equity	A, E, F	236,531	(92,755)	143,776

Total liabilities and equity		791,851	57,654	849,505

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	16,098	16,147
Restricted cash	D	18,308	(16,098)	2,210
Property, plant & equipment	A, C,G	561,594	(67,979)	493,615
Intangible assets	C	14,151	(14,151)	-
Right‑of‑use assets	E	87,301	133,961	221,262
Other assets	F	100,391	-	100,391

Total assets		781,794	51,831	833,625

Accounts payable and deferred expenses	A	39,641	(2,023)	37,618
Long-term lease liability	E	74,384	140,865	215,249
Other liabilities		452,673	9,472	462,145

Total liabilities		566,698	148,314	715,012

Partners’ equity	A, E,F	215,096	(96,483)	118,613

Total liabilities and equity		781,794	51,831	833,625

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended March 31, 2025
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	41,364	(44)	41,320
Fuels and other	E	21,717	(3,988)	17,729
Other operating expenses	A	12,312	(1,281)	11,031
Depreciation and amortization	A, E,	5,496	4,863	10,359

Operating loss		1,839	362	2,201

Finance expenses	B, E,H	8,276	2,864	11,140

Loss for the period		(6,437)	(2,502)	(8,939)

Other comprehensive loss	B	(7,090)	196	(6,894)

Comprehensive loss for the period		(13,527)	(2,306)	(15,833)

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	44,552	(441)	44,111
Fuels and other	E	31,803	(3,987)	27,816
Other operating expenses	A	14,869	(1,599)	13,270
Depreciation and amortization	A, E,G	5,490	4,898	10,388

Operating loss		(7,610)	247	(7,363)

Finance expenses	B,E	6,935	3,006	9,941

Loss for the period		(14,545)	(2,759)	(17,304)

Other comprehensive loss	B	(8,624)	659	(7,965)

Comprehensive loss for the period		(23,169)	(2,100)	(25,269)

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	167,618	(704)	166,914
Fuels and other	E	100,114	(15,946)	84,168
Other operating expenses	A	66,577	(5,536)	61,041
Depreciation and amortization	A, E,G	21,982	15,479	37,461

Operating loss		(21,055)	5,299	(15,756)

Finance expenses	B,E	29,107	11,537	40,644

Loss for the year		(50,162)	(6,238)	(56,400)

Other comprehensive income	B	5,558	1,439	6,997

Comprehensive loss for the year		(44,604)	(4,799)	(49,403)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, E,B	(6,437)	(2,502)	(8,939)

Net cash provided by operating activities		(30,402)	-	(30,402)
Net cash used for investing activities	D	(284)	72,958	72,674
Net cash provided by financing activities		(43,299)	-	(43,299)

Net increase in cash and cash equivalents		(73,985)	72,958	(1,027)

Balance of cash and cash equivalents of the beginning of period	D	49	16,098	16,147

Restricted cash balance as of the beginning of the period	D	93,421	(93,421)	-

Balance of cash and cash equivalents as of the end of the period	D	51	15,069	15,120

Restricted cash balance as of the end of the period	D	19,434	(19,434)	-

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, E,B	(14,545)	(2,759)	(17,304)

Net cash used for operating activities		(3,859)	-	(3,859)
Net cash used for investing activities	D	-	(919)	(919)
Net cash provided by financing activities		869	-	869

Net decrease in cash and cash equivalents		(2,990)	(919)	(3,909)

Balance of cash and cash equivalents of the beginning of period	D	48	5,400	5,448

Restricted cash balance as of the beginning of the period	D	77,609	(77,609)	-

Balance of cash and cash equivalents as of the end of the period	D	49	1,490	1,539

Restricted cash balance as of the end of the period	D	74,618	(74,618)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year	A, E,B	(50,162)	(6,238)	(56,400)

Net cash provided by operating activities		11,635	-	11,635
Net cash provided by (used for) investing activities	D	(526)	(5,114)	(5,640)
Net cash used for financing activities		4,704	-	4,704

Net decrease in cash and cash equivalents		15,813	(5,114)	10,699

Balance of cash and cash equivalents as of the beginning of the year	D	48	5,400	5,448

Restricted cash balance as of the beginning of the year	D	77,609	(77,609)	-

Balance of cash and cash equivalents as of the end of the year	D	49	16,098	16,147

Restricted cash balance as of the end of the year	D	93,421	(93,421)	-

 OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	76	168	244
Restricted cash	D	6,638	(168)	6,470
Property, plant & equipment	A,C	790,334	57,394	847,728
Intangible assets	C	25,666	(25,666)	-
Other assets		39,485	-	39,485

Total assets		862,199	31,728	893,927

Accounts payable and deferred expenses	A	14,263	(6,760)	7,503
Other liabilities		527,260	(8,555)	518,705

Total liabilities		541,523	(15,315)	526,208

Partners’ equity	A	320,676	47,043	367,719

Total liabilities and equity		862,199	31,728	893,927

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	82	2,652	2,734
Restricted cash	D	2,743	(2,652)	91
Property, plant & equipment	A,C	811,580	56,689	868,269
Intangible assets	C	26,536	(26,536)	-
Other assets		66,307	-	66,307

Total assets		907,248	30,153	937,401

Accounts payable and deferred expenses	A	14,673	(6,722)	7,951
Other liabilities		372,009	350	372,359

Total liabilities		386,682	(6,372)	380,310

Partners’ equity	A	520,566	36,525	557,091

Total liabilities and equity		907,248	30,153	937,401

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	43	444	487
Restricted cash	D	4,793	(444)	4,349
Property, plant & equipment	A,C	797,304	57,331	854,635
Intangible assets	C	25,883	(25,883)	-
Other assets		36,526	-	36,526

Total assets		864,549	31,448	895,997

Accounts payable and deferred expenses	A	13,820	(6,360)	7,460
Other liabilities		530,317	-	530,317

Total liabilities		544,137	(6,360)	537,777

Partners’ equity	A	320,412	37,808	358,220

Total liabilities and equity		864,549	31,448	895,997

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended March 31, 2025
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenue	B	112,375	(1,976)	(6,421)	103,978
Operating expenses	A	64,639	(2,446)	(6,421)	55,772
Depreciation and amortization	A	6,943	1,765	-	8,708

Operating profit		40,793	(1,295)	-	39,498

Finance expenses	B,H	9,833	(9,326)	-	507

Profit for the period		30,960	8,031	-	38,991

Other comprehensive loss	B	(13,196)	1,205	-	(11,991)

Comprehensive income for the period		17,764	9,236	-	27,000

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenue	B	82,926	(1,473)	3,321	84,774
Operating expenses	A	39,292	(2,419)	3,321	40,194
Depreciation and amortization	A	6,860	1,766	-	8,626

Operating profit		36,774	(820)	-	35,954

Finance expenses	B	2,898	(2,167)	-	731

Profit for the period		33,876	1,347	-	35,223

Other comprehensive loss	B	(5,587)	(624)	-	(6,211)

Comprehensive income for the period		28,289	723	-	29,012

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenue	B	275,102	(2,854)	27,083	299,331
Operating expenses	A	121,590	(8,648)	27,083	140,025
Depreciation and amortization	A	27,485	7,062	-	34,547

Operating profit		126,027	(1,268)	-	124,759

Finance expenses	B	27,325	(5,185)	-	22,140

Profit for the year		98,702	3,917	-	102,619

Other comprehensive income	B	9,533	(1,911)	-	7,622

Comprehensive income for the year		108,235	2,006	-	110,241

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B, H	30,960	8,031	38,991

Net cash provided by operating activities		37,664	-	37,664
Net cash used for investing activities	D	-	(2,121)	(2,121)
Net cash used for financing activities		(35,786)	-	(35,786)

Net increase (decrease) in cash and cash equivalents		1,878	(2,121)	(243)

Balance of cash and cash equivalents of the beginning of period	D	43	444	487

Restricted cash balance as of the beginning of the period	D	4,793	(4,793)	-

Balance of cash and cash equivalents as of the end of the period	D	76	168	244

Restricted cash balance as of the end of the period	D	6,638	(6,638)	-

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	33,876	1,347	35,223

Net cash provided by operating activities		41,167	-	41,167
Net cash provided by (used for) investing activities	D	(907)	2,826	1,919
Net cash used for financing activities		(40,670)	-	(40,670)

Net increase (decrease) in cash and cash equivalents		(410)	2,826	2,416

Balance of cash and cash equivalents of the beginning of period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	82	2,651	2,733

Restricted cash balance as of the end of the period	D	27,888	(27,888)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	98,702	3,917	102,619

Net cash provided by operating activities		125,851	-	125,851
Net cash provided by (used for) investing activities	D	(11,286)	23,714	12,428
Net cash used for financing activities		(138,109)	-	(138,109)

Net increase (decrease) in cash and cash equivalents		(23,544)	23,714	170

Balance of cash and cash equivalents as of the beginning of the year	D	52	265	317

Restricted cash balance as of the beginning of the year	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the year	D	43	444	487

Restricted cash balance as of the end of the year	D	4,793	(4,793)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	3,881	3,980
Restricted cash	D	29,962	(3,881)	26,081
Property, plant & equipment	A,C	711,567	78,711	790,278
Intangible assets	C	46,946	(46,946)	-
Other assets	E	63,739	(3)	63,736

Total assets		852,313	31,762	884,075

Accounts payable and deferred expenses	A	22,175	(2,351)	19,824
Other liabilities		270,941	(422)	270,519

Total liabilities		293,116	(2,773)	290,343

Partners’ equity	A	559,197	34,535	593,732

Total liabilities and equity		852,313	31,762	884,075

		As of March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	98	865	963
Restricted cash	D	947	(865)	82
Property, plant & equipment	A,C	734,659	80,636	815,295
Intangible assets	C	50,455	(50,455)	-
Other assets		125,911	-	125,911

Total assets		912,070	30,181	942,251

Accounts payable and deferred expenses	A	9,976	(2,368)	7,608
Other liabilities	H	382,650	(88)	382,562

Total liabilities		392,626	(2,456)	390,170

Partners’ equity	A	519,444	32,637	552,081

Total liabilities and equity		912,070	30,181	942,251

		As of December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	8,969	9,068
Restricted cash	D	29,631	(8,969)	20,662
Property, plant & equipment	A,C	717,309	79,455	796,764
Intangible assets	C	47,824	(47,824)	-
Other assets		70,362	-	70,362

Total assets		865,225	31,631	896,856

Accounts payable and deferred expenses	A	39,630	(2,207)	37,423
Other liabilities	H	266,468	(450)	266,018

Total liabilities		306,098	(2,657)	303,441

Partners’ equity	A	559,127	34,288	593,415

Total liabilities and equity		865,225	31,631	896,856

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Income and Other Comprehensive Income:

		For the three-month period ended March 31, 2025
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	151,072	221	151,293
Operating expenses	A,E	99,711	(2,383)	97,328
Depreciation and amortization	A,E	7,249	2,091	9,340

Operating profit		44,112	513	44,625

Finance expenses	B,E	4,185	(595)	3,590

Profit for the period		39,927	1,108	41,035

Other comprehensive loss	B	(4,857)	(860)	(5,717)

Comprehensive income for the period		35,070	248	35,318

		For the three-month period ended March 31, 2024
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	134,344	(15,207)	119,137
Operating expenses	A,E	83,392	(2,367)	81,025
Depreciation and amortization	A,E	7,227	1,402	8,629

Operating profit		43,725	(14,242)	29,483

Finance expenses	B,E	4,439	(1,082)	3,357

Profit for the period		39,286	(13,160)	26,126

Other comprehensive loss	B	(19,144)	14,107	(5,037)

Comprehensive income for the period		20,142	947	21,089

		For the year ended December 31, 2024
		US GAAP	IFRS adjustments	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand

Revenue	B	437,675	(18,991)	418,684
Operating expenses	A,E	257,262	(8,779)	248,483
Depreciation and amortization	A,E	28,927	6,515	35,442

Operating profit		151,486	(16,727)	134,759

Finance expenses	B,E	19,316	(4,222)	15,094

Profit for the year		132,170	(12,505)	119,665

Other comprehensive loss	B	(24,345)	15,102	(9,243)

Comprehensive income for the year		107,825	2,597	110,422

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended March 31, 2025
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	39,927	1,108	41,035

Net cash provided by operating activities		41,382	-	41,382
Net cash used for investing activities	D	(630)	(5,419)	(6,049)
Net cash used for financing activities		(40,421)	-	(40,421)

Net increase (decrease) in cash and cash equivalents		331	(5,419)	(5,088)

Balance of cash and cash equivalents of the beginning of period	D	99	8,969	9,068

Restricted cash balance as of the beginning of the period	D	29,631	(29,631)	-

Balance of cash and cash equivalents as of the end of the period	D	99	3,881	3,980

Restricted cash balance as of the end of the period	D	29,962	(29,962)	-

		For the three-month period ended March 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A,B	39,286	(13,160)	26,126

Net cash provided by operating activities		41,784	-	41,784
Net cash used for investing activities	D	(119)	(1,311)	(1,430)
Net cash used for financing activities		(41,437)	-	(41,437)

Net increase (decrease) in cash and cash equivalents		228	(1,311)	(1,083)

Balance of cash and cash equivalents of the beginning of period	D	100	1,946	2,046

Restricted cash balance as of the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the period	D	98	865	963

Restricted cash balance as of the end of the period	D	46,997	(46,997)	-

		For the year ended December 31, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A,B	132,170	(12,505)	119,665

Net cash provided by operating activities		164,646	-	164,646
Net cash provided by (used for) investing activities	D	(1,882)	24,159	22,277
Net cash used for financing activities		(179,901)	-	(179,901)

Net increase (decrease) in cash and cash equivalents		(17,137)	24,159	7,022

Balance of cash and cash equivalents as of the beginning of the year	D	100	1,946	2,046

Restricted cash balance as of the beginning of the year	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the year	D	99	8,969	9,068

Restricted cash balance as of the end of the year	D	29,631	(29,631)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2025 (Unaudited)

NOTE 10 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Following is a breakdown of the key adjustments between US GAAP and IFRS in Fairview, Towantic and Shore

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts, and are recorded as an operating expense.

F.
Certain compound financial instruments are classified in full as financial derivatives in IFRS. Under US GAAP, these financial instruments are bifurcated between financial derivatives and non-derivative financial instruments.

G.
Property, plant and equipment in Shore: In Shore’s financial statements the property, plant, and equipment is presented at historical cost. The adjustments to property, plant and equipment include, in addition to Sections A and C above, the allocation of excess cost carried out on the acquisition date of CPV Group.

H.
Changes in financing and refinancing agreements: In cases where the Group has made a change in conditions of existing loans and the change is immaterial, in accordance with IFRS 9, the carrying value of the loans has been adjusted to reflect the present value of the updated contractual cash flows, discounted according to the original effective interest rate. The difference resulting from this adjustment was immediately recognized in the income statement. Under US GAAP, there was no effect on profit or loss date on which the terms and conditions were changed.